CanAlaska Ventures Ltd.

TSX.V – CVV OTCBB – CVVLF	Toll Free 1.800.667.1870	www.canalaska.com
FOR IMMEDIATE RELEASE		NEWS RELEASE

CANALASKA COMMENCES DRILLING WEST MCARTHUR PROPERTY

Athabasca Basin, Saskatchewan

Vancouver, BC, February 9, 2006 – CanAlaska Ventures Ltd. (the “Company”) is pleased to announce the commencement of drilling on the first of its 16 uranium projects in the Athabasca Basin of Saskatchewan.  The Company’s drilling contractor, Cyr International Ltd., has mobilized the first of its Boyle-56 drilling rigs on site at the West McArthur Project (See Figure) to test six targets on the northern portion of the property.

Multiple target zones exist across the West MacArthur property.  The current drilling is concentrated on land-based sites MC-1 & MC-2 (See Figure). The Company has established a drilling and geophysics camp on the shore of Halliday Lake, and is accessing the drill sites by winter road.

Drill targets in the current program were identified from multiple airborne surveys (magnetics, electromagnetics, and gravity gradient surveys) and detailed ground resistivity surveys performed this past summer.  The Company has contracted with Cyr International Ltd. to undertake a minimum of 5,000 metres of drilling as part of a Cdn$ 2.5 million winter exploration program utilizing 3 drilling rigs.

The West MacArthur uranium targets fit geological models of Aphebian meta-sedimentary basins within Archean granitic terrane, disrupted by significant cross structures.  Target depth to the unconformity in this region is approximately 800 metres.  This is supported by historical drilling to the northeast of the target areas, and by geophysical modeling of the current anomalies.

Company management and its consultants are highly encouraged by the coincidence of distinct zones of very low resistivity in the Athabasca sandstone sequence, directly overlying the basement target areas.  These low resistivity zones are thought to represent alteration halos, similar to that developed above the uranium deposit at the nearby Cigar Lake mine.

The West MacArthur project is located immediately west of Cameco’s MacArthur River mine, the largest high-grade uranium mine in the world, and surrounds on three sides, a strategic land position held by Cogema.  CanAlaska’s property holdings in this area cover approximately 60,000 hectares, extending from between 6 km to 30 km west of Cameco’s MacArthur River mine.  A joint airborne gravity-gradiometry survey of this area was previously undertaken by CanAlaska in conjunction with Cogema covering 1,550 km2.     (See previous September 22, 2005 News Release).

The Qualified Person for this Release is Peter Dasler, MSc., P.Geo.

News Release	Page 1	February 9, 2006

About CanAlaska Ventures Ltd.

CanAlaska possesses sixteen, 100% owned, uranium projects in the Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 1,860,000 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  The first of these properties is now being drill-tested.

Investor Contact: Emil Fung Tel: 604.685.1870 Toll Free: 1.800.667.1870 Email: ir@canalaska.com

On behalf of the Board of Directors

Peter Dasler, President & CEO

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 2	February 9, 2006

IP-Resistivity Survey
& Drill Targets
MC-1
MC-2
RESISTIVITY 400m BELOW SURFACE
ohm-m
no data
200
400
600
900
1100
1300
1500
1700
1800
2000
2200
2500
2600
3000
4000
6000
8000
12000
>100000
0
1
Kilometres
N
Arnold Project
Cameco
West McArthur Project
MC-1
MC-2
MC-3
MC-4
MC-5
MC-6
McArthur River Mine
Cogema
Cameco / Cogema
0
5
Kilometres
SASKATCHEWAN
ATHABASCA BASIN
ALBERTA
MANITOBA
WEST McARTHUR
CANALASKA PROPERTIES

Drill Target Area

CanAlaska Claims

Halliday Lake Camp

Drill Target Areas within the West McArthur Project

Map by Brian King, CanAlaska Ventures Ltd. October, 2005. Copyright (c) 2005 CanAlaska Ventures Ltd. All Rights Reserved.

News Release	Page 3	February 9, 2006